

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2019

Nicholas R. Noviello
Executive Vice President and Chief Financial Officer
Symantec Corporation
350 Ellis Street
Mountain View, CA 94043

>   **Re:  Symantec Corporation**
>   **Form 10-K for the fiscal year ended March 30, 2018**
>   **Filed October 26, 2018**
>   **File No. 000-17781**

Dear Mr. Noviello:

   We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Information Technologies
>   and Services

cc:     William L Hughes - Orrick, Herrington & Sutcliffe, LLP